بنك الإسكان للتجارة والتمويل
The Housing Bank for Trade & Finance

02 APR 26 AM 11:27

02028676

Ref. No. 9/1/3 الرقم
Date 21/04/2002 التاريخ

File No: 82 - 5016

Securities and Exchange Commission
450 Fifth Street, N.W
Washington, D.C 20549
U.S.A

SUPPL

Att. : The Office of International Corporate Finance

Re : The Housing Bank for Trade & Finance : Information Furnished Pursuant to Rule 12g3-2 (b) under the securities Exchange Act of 1934

PROCESSED
MAY 14 2002
THOMSON FINANCIAL

Dear Sirs,

Enclosed (as per attached index) the Housing Bank for Trade & Finance Amman, Jordan information, which are being furnished pursuant to Rule 12g3 – 2 (b) of the Securities Exchange Act of 1934.

Sincerely Yours,

General Manager

dlu 4/29

D:\My documents\Doc\ADR\SEC.doc

General Management - P. O. Box 7693 Amman 11118 Jordan
Telephone: 5607315 - 5667126 Facsimile (962-6) 5678121
الادارة العامة - ص.ب ٧٦٩٣ عمان ١١١١٨ المملكة الاردنية الهاشمية
هاتف ٥٦٠٧٣١٥ - ٥٦٦٧١٢٦ فاكسيميلي ٥٦٧٨١٢١ (٩٦٢-٦)

بنك الإسكان للتجارة والتمويل
The Housing Bank for Trade & Finance

Ref. No. ____________ الرقم
Date ____________ التاريخ

(Index)

D:\My documents\Doc\ADR\SEC-Index.doc

ISO 9001
General Management - P. O. Box 7693 Amman 11118 Jordan
الادارة العامة - ص.ب ٧٦٩٣ عمان ١١١١٨ المملكة الاردنية الهاشمية

بنك الإسكان للتجارة والتمويل
The Housing Bank for Trade & Finance

02 APR 26 AM 11:27

Ref. No. ______________ الرقم

Date 9/1/3 ~~21/04/2002~~ التاريخ

Shareholders Name:

Number of shares

Dear Sir,

First : The Annual Assembly General Meeting

According to the provisions of articles 169 and 171 of the Companies Law, The Housing Bank for Trade & Finance's Board of Directors is pleased to invite you to attend the ordinary 29th annual meeting of the general assembly, which will be held at 10.00 a.m. on Thursday 11th April, 2002 on the Le Meridien Hotel to discuss the following issues and take proper decisions related to them:-

1- *Reading the minutes of the previous meeting.*
2- *Listening to the board's report for fiscal year 2001 and the bank's future plan for 2002.*
3- *Listening to the external auditor report for fiscal year 2001.*
4- *Discussing and approving the bank's balance sheet and profit & loss statement as of December 31st, 2001 including the approval of the board's recommendation to distribute a dividend of 12% at shareholders for 2001 profits.*

5- *Election of the external auditor for the year 2002 and delegate the Board of Directors to determine their fees.*

6- *Any other issues on the agenda, proposed by shareholders holding 10% of shares present in the meeting.*

You are kindly requested to attend meetings in person or authorized any other shareholder on behalf of you by filling and signing the attached form, provided that you deliver the power of attorney to The Housing Bank's head office three days prior to the meeting.

Best regards,

Zuahir Khouri

Chairman of the Board

بنك الإسكان للتجارة والتمويل
The Housing Bank for Trade & Finance

02 APR 26 AM 11:27

Ref. No. ________________ الرقم
Date ________________ التاريخ

Power of Attorney

To / The Chairman of the Board
The Housing Bank for Trade & Finance
P.O. Box (6793) - Amman 11118
Jordan
Tel.: 5667126-5607315

Shareholder number... ... ...

I, the undersigned ... ..., shareholder to The Housing Bank for Trade & Finance and holding (   ) shares hereby authorize Mr... ... ... To vote on my behalf in the ordinary meeting of the general assembly of The Housing Bank for Trade & Finance which shall be held in Amman on the set date or any other date to be deferred to. The said person is also a shareholder to The Housing Bank.

Written and signed in presence of the under mentioned witness on day ... ..., Month ... ..., Year... ... ...

Shareholder's name... ... ...

Shareholder's signature... ... ...

Witness name... ... ...

Witness signature... ... ...

Note : Authorization of non- shareholder by a power of attorney permits his to attend the meeting.

بنك الإسكان للتجارة والتمويل
The Housing Bank for Trade & Finance

Ref. No. ____________ الرقم
Date ____________ التاريخ

Invitation to the Shareholders of The Housing Bank for Trade & Finance

The Housing Bank's Board of Directors is pleased to invite you to attend the Annual Assembly General Meeting, which will take place on the Le Meridien. Hotel, Amman on Thursday, 11/4/2002 to discuss the issues in the agenda that was sent to you.

Please attend meetings in person or furnish us with the Proxy Form with the invitation that was sent to you.

Please Deposit the Proxy Form at the Bank, Abdali, shareholders section three days in advance from assembly meetings for proper checking and confirming the accuracy of the stipulated numbers.

Zuhair Khouri

Chairman of the Board of Directors

An press announcement appeared on the local news papers on 30/3/2002

THE HOUSING BANK FOR TRADE AND FINANCE

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2001 AND 2000

(In Jordanian Dinars JD)*

ITEM	Notes	2001	2000
ASSETS			
Cash on hand and balances at the Central Banks	3	328,940,538	444,976,021
Balances at banks and financial institutions	4	286,782,945	243,423,527
Deposits at banks and financial institutions	5	34,974,633	33,483,500
Trading investments	6	22,244,107	48,342,543
Credit facilities, net	7	584,751,392	556,611,418
Available for sale investments	8	88,279,899	64,234,591
Held to maturity investments, net	9	277,194,898	159,006,138
Investments in affiliated companies	10	24,778,541	12,795,073
Fixed assets, net	11	32,038,957	29,658,485
Other assets	12	28,825,882	30,714,078
Total Assets		1,708,811,792	1,623,245,374
LIABILITIES AND SHAREHOLDERS' EQUITY			
Liabilities -			
Banks and financial institutions' deposits	13	73,925,498	56,358,930
Customers' deposits	14	1,239,299,639	1,209,389,902
Margin accounts	15	45,558,514	31,624,732
Loans and advances	16	52,039,279	49,720,338
Sundry provisions	17	8,508,999	5,955,772
Other liabilities	18	29,073,517	30,560,381
Income tax provision	19	3,866,221	3,273,473
Total Liabilities		1,452,271,667	1,386,883,528
Minority interests	20	84,650	74,278
Shareholders' Equity -	21		
Paid in capital		100,000,000	100,000,000
Additional paid in capital		71,000,000	71,000,000
Statutory reserve		21,609,448	18,361,492
Voluntary reserve		33,222,068	33,222,068
Foreign branches reserve		3,550,000	3,550,000
Other reserves		154,008	154,008
Fair value reserve	22	7,518,459	-
Retained earnings	23	7,401,492	-
Dividends	24	12,000,000	10,000,000
Total Shareholders' Equity		256,455,475	236,287,568
Total Liabilities and Shareholders' Equity		1,708,811,792	1,623,245,374

** One JD = USD 1.41, pegged.*

The accompanying notes are an integral part of these financial statements

THE HOUSING BANK FOR TRADE AND FINANCE

CONSOLIDATED STATEMENTS OF INCOME FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

(In Jordanian Dinars)

ITEM	Notes	2001	2000
Interest income	25	104,944,186	113,321,734
Interest expense	26	51,763,530	65,758,069
Net interest income		53,180,656	47,563,665
Net commissions	27	8,127,182	7,982,614
Net interest and commission income		61,307,838	55,546,279
Other income -			
Bank's share in affiliates profits (losses)		483,027	(880,382)
Gain from financial assets and instruments	28	2,141,000	1,807,133
Other operating income	29	8,344,528	7,479,521
Total other income		10,968,555	8,406,272
Net operating income		72,276,393	63,952,551
Expenses -			
Employees costs	30	19,383,063	18,015,132
Other operating expenses	31	12,285,658	17,407,313
Depreciation and amortization		5,424,707	6,386,206
Provision for possible loan losses	7	5,660,422	(2,831,698)
Other provisions		3,455,491	10,750,572
Total operating expenses		46,209,341	49,727,525
		26,067,052	14,225,026
Non operating income	32	3,943,803	2,293,511
Net income before income tax and appropriations		30,010,855	16,518,537
Less:			
Income tax	19	7,345,750	4,316,827
Provision for Jordanian universities fees		324,795	175,046
Provision for scientific research and vocational training		324,795	175,046
Board of directors' remuneration		65,000	65,000
Net income after income tax and fees		21,950,515	11,786,618
Less: Minority interest		10,372	36,160
Net income		21,940,143	11,750,458
Earnings per share	33	0.219	0.118
Weighted average number of shares		100,000,000	100,000,000

THE HOUSING BANK FOR TRADE AND FINANCE

CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

(In Jordanian Dinars)

ITEM	2001	2000
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income before income tax	30,010,855	16,518,536
Adjustments -		
Depreciation and amortization	5,424,707	6,386,206
Provision for possible loan losses	6,377,634	(2,831,698)
Other provisions	-	7,889,836
Gain from financial assets and instruments	(964,060)	(231,113)
Bank's share in affiliates (profits) loss	(483,027)	880,382
Income from sale of real-estate investments	(3,408,138)	(508,388)
	36,957,971	28,103,761
Changes in assets and liabilities -		
(Increase) decrease credit facilities	(34,517,610)	55,313,818
Decrease (increase) trading investments	2,959,353	(11,246,821)
(Increase) decrease deposits at banks and financial institutions	(1,491,133)	4,862,872
Increase in other assets	(1,832,215)	(9,058,878)
Increase in deposits of banks and financial institutions	6,480,187	-
Increase in customers deposits	29,909,737	86,305,104
Increase in cash margins	13,933,782	1,114,989
Increase (decrease) in loans and advances	2,318,941	(3,044,284)
Increase (decrease) in sundry provisions	1,903,637	(1,788,472)
Decrease in other liabilities	(5,010,852)	(547,270)
Net cash from operating activities before income tax	51,611,798	150,014,819
Income tax paid	(6,753,002)	(6,384,145)
Net cash from operating activities	44,858,796	143,630,674
CASH FLOWS FROM INVESTING ACTIVITIES		
(Purchase) sale of available for sale investments	(18,363,344)	2,150,272
Purchase of held to maturity investments	(91,540,257)	(55,581,711)
Investments in affiliated companies	(500,000)	-
Purchase of fixed assets	(7,666,535)	(3,629,914)
Net cash used in investing activities	(118,070,136)	(57,061,353)
CASH FLOWS FROM FINANCING ACTIVITIES		
Dividends paid	(10,551,106)	(14,199,414)
Minority interests	-	(127,464)
Net cash used in financing activities	(10,551,106)	(14,326,878)
Net (decrease) increase in cash and cash equivalents	(83,762,446)	72,242,443
Cash and cash equivalents, beginning of the year (note 34)	632,040,618	559,798,175
Cash and cash equivalents, end of the year (note 34)	548,278,172	632,040,618

The accompanying notes are an integral part of these financial statements